INTERNATIONAL CENTRE FOR DISPUTE RESOLUTION
International Arbitration Tribunal

CALDERA RESOURCES, INC., *Claimant*,	)	ICDR Case No. 50 2010 00674
v.	)	
GLOBAL GOLD MINING, LLC and GLOBAL GOLD CORPORATION, *Respondents*.	)	

FINAL AWARD

I, THE UNDERSIGNED ARBITRATOR, having been designated in accordance with the arbitration agreement entered into between the above-named parties as indicated below, and having been duly sworn, and having duly heard the proofs and allegations of the parties, and having issued a Partial Final Award on March 29, 2012, incorporated herein by reference, do hereby, find and issue the following Final Award.

******

Background

The parties entered into arbitration before the undersigned pursuant to their agreement to arbitrate as contained in a Joint Venture Agreement dated March 24,

2010 (the "JV Agreement"). Evidentiary hearings and arguments took place from August 2011 through January 2012. The claims and counterclaims were bifurcated at the request of Claimant Caldera Resources, Inc. ("Caldera"), with a Partial Final Award on the initial, liability phase issued in favor of Respondents Global Gold Mining, LLC and Global Gold Corporation (collectively "Global Gold") on March 29, 2012 (the "Partial Final Award").

Subsequent to the issuance of the Partial Final Award, additional orders were issued on May 15, 2012 and November 14, 2012. Pursuant to a January 2012 order issued by this Arbitrator at Caldera's request, Global Gold, as the prevailing party petitioned the United States District Court for the Southern District of New York to confirm Paragraph (1) of the Partial Final Award in accord with the District Court's February 2, 2012 order issued at the request of Caldera. On June 26, 2012, Caldera petitioned the District Court to vacate the Partial Final Award. In an Opinion and Order dated April 14, 2013, Federal District Judge Kenneth Karas denied Caldera's motion to vacate and confirmed the Partial Final Award, specifically ordering that Paragraph (1) thereof, be enforced immediately with the remaining issues to be decided in future arbitral proceedings as contemplated by the outstanding arbitral orders.

The facts regarding the underlying issues were set out in the Partial Final Award and the District Court Opinion and Order which is reported at 941

F.Supp.2d 374 (2013). The Federal Court Opinion succinctly summarized the findings relative to the liability phase as follows:

> First, as a condition precedent of the JV Agreement taking effect, Caldera was required to make several payments. (Mar. 29 Order at 5.) Among them was that "Caldera shall . . . issue 500,000 shares to [Global Gold]." (*Id.* (quoting JV Agreement ¶ 4.3)) But the arbitrator found this "condition precedent was not fulfilled." (*Id.* at 6.) Rather, while "Caldera offered evidence that a certificate in the amount of 500,000 shares of its stock was created in the name of Global Gold, Caldera admittedly never 'paid' or 'delivered' that certificate to Global Gold." (*Id.* at 6.) Second, another condition precedent to the execution of the JV Agreement was "the approvals of the TSX Venture Exchange." (*Id.* at 7.) But the arbitrator found that "Caldera never submitted a copy of the actual JV Agreement to the TSX-V until the middle of these arbitration proceedings." (*Id.*) The arbitrator also found that Caldera had submitted to the TSXV the December 19, 2009 letter agreement that "contained materially different terms from the final JV Agreement." (*Id.* at 8.) Thus, the arbitrator found that "the TSX-V never approved the terms of the final JV Agreement." (*Id.* at 9.)
>
> Third, assuming *arguendo* that the JV Agreement went into effect, Caldera was required to obtain the unanimous consent of the members of the Marjan-Caldera Mining Company to take certain actions, including borrowing money. (*Id.* at 14 (citing LLC Agreement ¶ 4.13).) But Caldera took certain covered actions without the consent of at least one of the members of the Company. (*Id.* at 15.) Fourth, also assuming *arguendo* that the JV Agreement went into effect, Caldera was required to make certain payments required by the agreement. (*Id.*) But the arbitrator found that Caldera never made these payments. (*Id.*)

The District Court further confirmed the Partial Final Award finding that the parties' arbitration agreement was effective. Neither side appealed the said

decision, and it became a final judgment. As a result, the following issues remain open for decision:

1. The amount of attorney fees and costs incurred by Global Gold in defending and prevailing on Caldera's claims in the first phase of this arbitration since granting such an award was provided for in the arbitration agreement;

2. Caldera's non-compliance with orders of the Arbitrator to deliver books records and other materials;

3. Caldera's plan announced April 30, 2013 to transfer assets off shore and other conduct intended to deprive Global Gold of its recovery and damages subsequent to the March 2012 ruling on liability;

4. The NSR royalty issue as set forth in Paragraph (3) of the Partial Final Award and subsequently which would grant Caldera a .5% royalty on the Marjan property for every US$1 million it spent during the relevant time period according to the JV Agreement;

5. The disputed "US$150,000 issue" as initially set forth in Paragraph (2) of the Partial Final Award and then modified by Paragraph (4) of the May 15, 2012 Order on "any sums paid by Caldera to Global Gold pursuant to the JV Agreement, if any, as well as whether and to whom such amounts should be repaid"; and

6. Global Gold's damages and counterclaims which were deferred in the first phase of the arbitration and fall into the following categories: (a) damages for Caldera's failure to deliver stock; (b) damages for Caldera's non-payments; (c) damages for Caldera's non-compliance with license and regulatory obligations; (d) damages for Caldera's unilateral acts and expenditures of funds; (e) damages for Caldera's withholding information; (f) breach of contract, breach of duty of good faith and tort damages for Caldera's and its Biomine subsidiary's actions in Armenia related to the Marjan mining property; (g) breach of contract and tort damages for Caldera's anti-Global Gold internet and other defamatory actions.

In April 2013, following the District Court confirmation of the Partial Final Award, Mr. John Mavridis, who had been acting as legal counsel to Caldera, withdrew and his brother Vasilios (Bill) Mavridis became the sole representative of Caldera in this arbitration. John Mavridis confirmed his dismissal and withdrawal in emails dated April 26, 2012. Bill Mavridis continued as Caldera's sole representative under Section R-24 of the applicable AAA Commercial Arbitration Rules until June 10, 2014 Dominique Pion, Esq. served a Notice of Appearance on behalf of Caldera.

On July 16, 2014, the parties agreed and I ordered that the evidentiary hearing to resolve the outstanding issues in this arbitration would be on September 10 and if necessary on September 11, 2014 in New York City. Mr. Pion's representation of Caldera was terminated by Bill Mavridis on August 4, 2014, which Mr. Pion confirmed during an August 7, 2014 conference call.

On the August 7, 2014 status conference call, the September 10, 2014 hearing date was reconfirmed, with the ruling that if the Caldera side were represented it could participate through a representative and, if no one appeared on its behalf, the hearing would proceed as an inquest. Previously both Mr. Pion and Bill Mavridis had been afforded the opportunity to participate in the hearing via Skype or other technology. Caldera had provided an extensive witness list including Mr. Mavridis. Caldera had also requested Global Gold to particularize

its damages and claims and Global Gold did so. Global Gold provided its exhibits, and exhibit list, and exposition of amounts claimed and the reasons therefor, back up information requested by Caldera, and a memorandum which made clear that it was pursuing certain claims and damages against Bill Mavridis personally as well as Caldera.

Caldera neither provided the discovery materials ordered, nor did it comply with orders to turn over books, records, and other property associated with the Marjan gold mining property in Armenia.

On August 29, 2014, Global Gold filed notice of a new issue arising from a confidential email which was inadvertently sent to the info@calderaresources.com email address and was posted on the internet by Bill Mavridis in contravention of the binding confidentiality stipulations and orders issued in this arbitration. On September 2, 2014, I ruled that "the matter and request for damages and sanctions can be brought up at next week's hearing."

Neither Caldera nor Bill Mavridis appeared at the September 10, 2014 evidentiary hearing. On September 6, 2014, the International Centre for Dispute Resolution ("ICDR"), received an email from a person in Greece, Mr. Emmanouil Poulopoulos, who held himself out as replacing Bill Mavridis as the sole director and officer of Caldera stating that Caldera would rely on its previously submitted written positions on the outstanding issues.

In view of the failure of Caldera to appear, the hearing was held as an inquest. At the September 10, 2014 hearing, testimony was taken from Messrs. Ashot Boghossian, Global Gold's Regional Director in Armenia, Jan Dulman, Global Gold's Chief Financial Officer, Ian Hague, a Global Gold director and shareholder, and Brian Cousin, Esq. a partner in the Dentons law firm and Global Gold's attorney/co-counsel in the arbitration. Exhibits on each of Global Gold's claims and damage amounts were also admitted into evidence, with consideration to the positions of Caldera and Bill Mavridis as previously expressed. Turning to the outstanding issues, my findings and conclusions follow in order.

1. Global Gold's Claim for Attorneys' Fees and Costs

Global Gold identified its claim for attorney fees and costs as US$1,822,416.76. Mr. Cousin's affidavit on fees and expenses charged by his firm US$1,583,222.76 through April 30, 2014) (Ex. 406) and Mr. Dulman's on Global Gold's other costs and fees (US$239,194.00) (Ex. 407) had been provided to Caldera well in advance of the September 10, 2014 hearing. Caldera requested back up to Mr. Cousin's affidavit which I ordered to be produced, and it was produced pursuant to the Confidentiality Stipulation and Order. Subsequently, Caldera raised no objection in writing or otherwise to these amounts as being fair and equitable.

The affidavits of Messrs. Cousin and Dulman were admitted into evidence and each of them testified credibly on these amounts. (Tr. 139-142 and 109-110).

A party's right to recover attorneys' fees must be based on the parties' agreement, statute, or court rule. *Hooper Assocs., Ltd. v. AGS Computers, Inc.*, 74 N.Y.2d 487, 491 (N.Y. 1989) ("an award of attorneys' fees to the prevailing party in a litigation must be "authorized by agreement between the parties, statute or court rule"). Here, the arbitration agreement between the parties authorizes this tribunal to award attorneys' fees and costs to the prevailing party. The parties' agreement states, among other things, that "[t]he award rendered in such arbitration may provide for equitable remedies, an accounting and/or reimbursement for attorneys', accountants', consultants'[,] witnesses' or the arbitrator's fees, as the arbitrator shall see fit." Accordingly, I find for Global Gold on this issue for the amount of US$1,822,416.76 due from Caldera as of April 30, 2014, with interest accruing thereafter at the rate of 9% per annum, plus ICDR's fees and expenses as well as Arbitrator compensation and expenses as reflected in the dispostive language of this Final Award.

2. Non-Compliance with Orders to Turn Over Property, Books and Records

The Partial Final Award issued in March 2012 required Caldera to turn over all the property associated with the Marjan mine, to Global Gold. To the extent

there was any doubt, my May 15, 2012 signed Order required: "(1) On or before May 22, 2012, [Caldera] must turn over to [Global Gold] all of the books and records and other property of Marjan Mining Company in its possession, custody or control; (2) On or before May 22, 2012, [Caldera] must advise counsel for [Global Gold] with [sic] the location of any of the books and records and other property of the Marjan Mining Company not currently in its possession. [Caldera] must also provide the contact information…for the entity or entities that currently possess(es) such books and records and other property; (3) On or before May 22, 2012, [Caldera] must write a letter to each entity identified pursuant to Paragraph (2) above requesting that any of the Marjan Mining Company books and records and/or other property currently in its possession be turned over to [Global Gold, with copies of each letter to Brian Cousin]."

Caldera did not comply with this May 15, 2012 Order and in the subsequent months Global Gold called this non-compliance to the Arbitrator's attention. By his own admission, the bulk of the books records and property ordered to be delivered (including the Marjan Mining Company seal from Armenia) had been sent to Canada and were in the personal possession and control of Bill Mavridis. On March 12, 2012 Bill Mavridis wrote the following to Global Gold's counsel in Armenia "Please be advised that Mr. Vartanian is on leave till about April 15, 2012. I currently hold a full power of attorney of Marjan Mining until his return. I

am also informing you that I currently have possession of all the [the] files of the Company, which are being used for our annual audit and I also have the Corporate seal with me in Montreal."

In 2012, Caldera was represented by John Mavridis and attempts to work out the turnover of the property did not succeed. Accordingly, on November 14, 2012 I issued another Order reiterating the terms of the May 15 Order requiring production, with a renewed expectation of compliance based on counsel's representations, and extending the deadline to November 22, 2012. During telephone status conferences before and after November 22, 2012, this matter was also raised repeatedly. For example on June 15, 2012, Global Gold requested intervention because Armenian tax authorities had imposed liens which Global Gold could not resolve without the books and records. Claims by John Mavridis that all the records were with Caldera's auditors proved to be untrue, and it became apparent that the behavior was intentional. On October 4, 2013, Bill Mavridis himself wrote an email filed in this arbitration stating that "I am working [o]n transferring all boxes of materials belonging to Caldera to my garage."

Through the date of the September 10, 2014 hearing, neither Caldera nor Bill Mavridis complied with the orders to turn over property, and the undisputed evidence shows that Bill Mavridis in bad faith maintained personal possession and/or control over the property books and records (including the Armenian

company seal). This bad faith non-compliance caused damages to Global Gold which are not readily ascertainable and require equitable remedies. Global Gold requested that relief for this non-production be fashioned as a US$50,000.00 plus US$250.00.00 per day penalty until there is compliance as well as injunctive relief to order the production of all the books, records and property related to the Marjan mine including specifically the Marjan Mining Company seal which was last in the possession of Bill Mavridis in Canada. There was no opposition to this requested relief despite notice and opportunity to be heard, and I find it to be reasonable and fair in the circumstances and so order said relief. The money should be paid by Caldera to Global Gold.

Separate and apart from its deliberate non-compliance with orders to turn over property related to the Marjan mine, Caldera and Bill Mavridis also failed to comply with discovery orders issued throughout this case and up to the September 10, 2014 hearing. On June 16, 2014, I ordered Global Gold to produce its exhibits for the hearing on or before June 26, 2014 and Caldera to produce its exhibits "within 10 days thereafter." Previously and subsequently, I ordered Caldera to comply with Global Gold's outstanding discovery requests (summarized in Global Gold's June 25, 2014 filing) to produce specific documents relevant to Caldera's defenses and claims as well as information on Bill Mavridis's internet and other

campaigns against Global Gold and its principals (discussed below in the context of the defamation and tortious interference claims).

No excuse for non-compliance was proffered at the July 16, 2014 hearing. Instead, the orders were simply disobeyed and disregarded. Since the fall of 2010, Caldera and its principals have repeatedly made devastating personal and business charges against Global Gold, its principals, and its outside attorneys in this arbitration and in public. Global Gold had the right to obtain discovery on the basis of those charges as well as to defend itself from the claims and defenses Caldera asserted. But, Caldera and Bill Mavridis did not comply with any aspect of my discovery orders- they did not supply any exhibits and they did not supply any of the discovery materials ordered to be produced to substantiate their claims and defenses. Although one party's compliance does not control the other's, it is worth noting that Global Gold complied with discovery and production orders and Caldera raised no objection to that compliance prior to or after the September 10, 2014 hearing. Since the documents requested in discovery also directly affect Global Gold's business operations and legal affairs, I am ordering that all the documents described in Global Gold's June 25, 2014 filing and ordered to be produced on July 16, 2014 be turned over to Global Gold and that a US$100.00 per day fine be assessed against Caldera for every day of non-compliance following ten days after issuance of this Final Award.

3. Announced Transfer of Caldera Assets

On April 30, 2013, Caldera filed a "Corporate Update" press release (available on the Canadian securities online system SEDAR www.sedar.com) reporting that it would be transferring all of its assets to an off-shore company. (Ex. 415). It further reported that its two board members, other than Bill Mavridis, resigned, its auditors were terminated, and that its Chief Financial Officer resigned. The release stated "the company [Caldera] will transfer its exploration data related to the Marjan gold and silver project in Armenia along with other data related to mineral projects in Armenia in exchange for 100% of the shares [of the offshore company]."

At the time, Global Gold requested immediate action to stop such a transfer, considering that it followed the District Court's confirmation of the Partial Final Award and was in direct contravention of my 2012 orders that such property be turned over to Global Gold. Bill Mavridis was listed as the sole responsible person for Caldera. None of the requested discovery or production of property related to this issue was provided to Global Gold, and yet the issuance of this release is a clear admission that Caldera was acting in direct contempt of binding orders.

No retraction of the release was ever issued and, as discussed above, the relevant property was never turned over to Global Gold. I find that the release damaged Global Gold, not only depriving it of the benefit of legally issued rulings

to property and records but also by publicly raising doubts over the ownership of the Marjan mine despite the District Court confirmation and the Armenian court rulings which gave control of Marjan Mining Company to Global Gold. I find that this was done as part of a scheme along with other internet postings by Caldera side to mislead the public as well as to deprive Global Gold of recovery of damages.

This non-compliance was apparently done in bad faith; it caused damage to Global Gold which damage is not readily ascertainable and requires equitable remedies. Global Gold requested that relief on this be fashioned as a US$50,000.00 fine plus US$250.00 per day penalty until the situation is remedied and there was no opposition to that request despite fair notice and opportunity to be heard. Accordingly, I order that damages of US$50,000.00 be levied as of the date of this Final Award plus a US$250.00 per day penalty until there is a correcting release (approved in advance by Global Gold) and issued by wire service for international release stating that the original release is retracted with all property books and records (including all exploration data) related to the Marjan property transferred to Global Gold and that neither Caldera nor its successors retain rights to the Marjan mine in Armenia.

4. The NSR Royalty Issue

The Partial Final Award stated in Paragraph (3) that "Caldera shall be entitled to a net smelter royalty of .5% for each tranche of US$1,000,000.00 actually spent on property. If the parties cannot agree on the amount actually spent, they are to advise the undersigned and a hearing on this issue will be held." Before this arbitration, Caldera conceded that it had not spent the minimum of US$1 million during the period between the JV Agreement's signing and termination, separate and apart from whether the conditions precedent to the JV Agreement were met. In December 2012, Caldera conceded that the determination must be made with reference to the JV Agreement and the parties agree on that point.

Global Gold's position is that the JV Agreement was signed in March 2010, Caldera claimed the JV Agreement became effective in June 2010, Global Gold terminated the JV Agreement in October 7, 2010, and by its own admission Caldera did not spend even close to US$1 million in that period. In its May 7, 2013 filing in this case, Caldera explicitly acknowledged that "[i]f you rule, that the relative period ends October 7, 2010, then the NSR issue is moot."

At the September 10, 2014 hearing, clear evidence was presented that based on Caldera's own records and exhibits submitted in this case during the period from which Caldera advised Global Gold that the JV Agreement was effective

through October 2010, it only spent US$123,973.49 on the property. (Ex 407 and Ex. Valls 14 Tr.104-107). The evidence also established that according to the joint venture company's Marjan Caldera Mining Company's United States tax return (which were prepared solely by Caldera), Caldera had not come remotely close to investing US$1 million into the property in 2010 (Ex 409, Tr. 103-104). Caldera's tax filings in Armenia for the Marjan Mining Company showed that Caldera had spent less than US$300,000.00 on the property in both 2010 and 2011 combined. (Ex. 409, Tr. 34-38). According to bank statements, Caldera transferred approximately US$400,000 to Armenia over the course of two years, 2010 and 2011, not all of which can be traced to the property. (Tr. 38).

Thus, the evidence shows that Caldera did not spend US$1 million on the property sufficient to meet the threshold to earn an NSR royalty interest. If I had not found that Caldera had not met the threshold, I would find that the relevant period for considering expenditures ended upon Global Gold's notice of termination on October 7, 2010 and that Caldera has conceded that it had not met the threshold by that date. I would also refer back to the finding in the Partial Final Award that Caldera did not comply with the mutual agreement requirement of the JV Agreement and therefore its expenditures should not be credited.

Caldera had argued that all of its corporate expenses should be considered expenditures on the property, and pointed to its publicly filed financial statements.

However, I had ordered that Caldera produce all of the back up substantiation to those financial statements since November 2012, and Caldera failed to do so. Thus, I find that Caldera has no NSR Royalty or other interest in the Marjan property in Armenia. Its claim to NSR Royalty, is thus denied in its entirety.

5. The US$150,000.00 Issue

Paragraph (2) of the Partial Final Award as modified by Paragraph (4) of the May 15, 2012 Order provided that an evidentiary hearing would be held on "any sums paid by Caldera to Global Gold pursuant to the JV Agreement, if any, as well as whether and to whom such amounts should be repaid." Caldera took contradictory positions before the District Court and in this arbitration. In any event Caldera did concede that the amount it was claiming was US$150,000.00.

In its September 3, 2013 filing Caldera limited itself to that claim, writing "That [US$150,000.00] is the amount we are claiming now under point 2 of the Partial Final Award related to monies advanced by Caldera to Global Gold, not US$272,427.02 as listed below." Caldera took varying positions on this issue. In October 4, 2013, it made another filing where it confirmed that its claim on this issue was only for US$150,000.00. I find that the parties actually agreed in their respective filings that only US$150,000.00 was ever paid by Caldera to Global Gold.

Global Gold's position is that these funds were paid not "pursuant to the JV Agreement" but pursuant to the parties' December 2009 Agreement (Ex 408). The parties entered the December 2009 agreement pursuant to which Caldera was to make the US$150,000.00 payments to Global Gold as well as to deliver the 500,000 shares of Caldera stock when Global Gold met the condition of transferring the Marjan licenses to the agreed entity, which the parties do not dispute happened (Tr. 15-17). Specifically, the December 2009 agreement states:

> Caldera will make cash payments, in the amounts and on the dates indicated below (all dollar references are to United States dollars):

Upon the execution of this agreement	Cash **US$ 50,000**.00
Upon the execution of final Joint Venture agreement	**500,000 shares** of Caldera on a post consolidated basis
March 30, 2010	Cash **US$ 100,000.00**

This December 2009 agreement was appended to Caldera's filing papers for arbitration, was noted in the Partial Final Award and District Court confirmation, and has always been a part of the parties' cases here. It clearly leaves no question that the US$150,000.00 and the 500,000 shares were supposed to be paid to Global Gold, with US$50,000,00 upon execution of the December Agreement, US$100,000.00 by March 30, 2010, and 500,000 shares upon "execution" of the JV Agreement which was signed in March 2010. Thus, I find that the

US$150,000.00 was not paid pursuant to the JV Agreement but pursuant to the express terms of the December 2009 Agreement. Thus Global Gold is not obligated to refund any amounts to Caldera pursuant to the JV Agreement, which is the subject of this arbitration.

6. Global Gold's Counterclaims

a. Damages for Caldera's Failure to Deliver 500,000 Shares of Stock

As discussed above, the December 2009 Agreement obligated Caldera to pay Global Gold 500,000 shares of Caldera stock. This requirement was also a condition precedent in the JV Agreement, and the Partial Final Award resolved this issue by finding that delivery and payment of the shares were never completed. Global Gold claimed that this breach of the December 2009 Agreement caused it US$115,000.00 in damages as it was deprived of that amount of value when the shares were trading. Caldera never disputed that amount of damages. At the evidentiary hearing the evidence established that the value of the shares during the time when Global Gold could have sold them, if Caldera had delivered them, was US$115,000.00 (Ex. 445, Tr 110-112). Accordingly, I find that the damage amount of US$115,000.00 for Caldera's breach of contract to deliver the 500,000 shares is fair and reasonable.

b. Damages for Caldera's Non-Payment

Both the December 2009 Agreement and the JV Agreement called for Caldera to make payments to Global Gold as well as assume other obligations. Under the false impression that Caldera had obtained the required TSX-V approval which was a condition precedent to the JV Agreement, Global Gold performed its obligations until it became clear that Caldera was not going to make the required contractual payments and had engaged in other wrongful conduct described previously.

At the same time, Caldera received the benefit of the JV Agreement and raised substantial sums from investors, based on the Marjan project. Global Gold has claimed damages in the amount of US$2,850,000.00 plus US$324,209.00 in interest at the agreed rate through December 30, 2012 as the amount Caldera was obligated to pay it. (Exs. 247, 248, Tr. 112-114). In its pre-hearing memorandum Global Gold argued that this amount was fair and reasonable based on its clear expectation or alternatively on its reliance and that another measure of damages would be based on Caldera's amounts raised, considering that no accounting or substantiation of Caldera's expenditures has been provided and Caldera witnesses did not appear to explain where funds were actually spent.

Global Gold has provided evidence of how much Caldera's non-payment has damaged its operations and ability to function. In addition, Global Gold provided evidence that Caldera and Bill Mavridis understood that non-payment was damaging to Global Gold's operations and actively tried to take advantage of that to acquire Global Gold's assets and harm it. (Exs. 413,414 Tr. 83-86). The Caldera side did not dispute these amounts in response to Global Gold's prehearing memorandum. As an equitable award, therefore, I find that the US$3,174,209.00 (the US$2,850,000.00 plus US$324,209.00) is a fair and proper measure of damages to award to Global Gold on this counterclaim.

c. Damages for Caldera's Non-Compliance with License and Regulatory Matters

From the summer of 2010 into 2012, Caldera fully controlled the Marjan Mining Company and the Marjan property and was responsible for license, tax, and regulatory compliance. Global Gold claims damages for amounts of damages which Caldera incurred on behalf of Marjan Mining and left unpaid. Caldera never disputed this issue in its written submissions. At the hearing, Mr. Boghossian testified credibly as to these amounts which total US$577,174.00 and noted that because the books, records, and seal were not turned over the liabilities could increase. (Ex. 449, Tr. 40-42). Accordingly, I award Global Gold US$577,174.00 in damages on this issue and further order that Global Gold and its subsidiaries

including the Marjan Mining Company be held harmless and indemnified (including for any attorneys' fees) from any governmental claims or liabilities during the time Caldera controlled the Marjan Mine and the Marjan Mining Company. In the event that any further liabilities are or have been increased by Caldera, Global Gold may commence an action for such sums.

d. Damages for Caldera's Unilateral Acts and Expenditures

During its control of the Marjan Mine and the Marjan Mining Company, Caldera made expenditures which had not been authorized by both parties to the JV Agreement. A liability ruling in Global Gold's favor was already issued on this issue. Global Gold requested that such expenditures be disqualified from the calculation of amounts spent on the Marjan property for purposes of the NSR Royalty issue. Since that NSR Royalty issue was already resolved in Global Gold's favor, there is no need to consider further relief for these unilateral acts.

e. Damages for Caldera's Withholding of Information and Successor Liability

During its control of the Marjan Mine and the Marjan Mining Company Caldera also entered contracts and incurred liabilities which had not been authorized by both parties to the JV Agreement. Upon resuming control, Global Gold began to learn of these claims and liabilities and had to deal with them. As

noted above, Caldera did not share the relevant books, records and contracts with Global Gold and as a result Global Gold has had to deal with legacy liabilities for which Caldera is responsible. Well in advance of the September 10, 2014 hearing, Global Gold shared Exhibit 444 with Caldera which included examples of lease and employee obligations which Caldera left behind. Caldera never disputed this claim, or that it has acted in direct contravention of the Partial Final Award to turn property over.

At the evidentiary hearing, Mr. Boghossian testified credibly as to these matters. He stated that because the books, records, and seal were not turned over the liabilities could increase. He testified specifically that Caldera had locked and secured the warehouse to preclude Global Gold's entry, did not turn over the keys, and left unpaid rent on the warehouse. He also testified that employees presented claims for salary that Caldera had incurred and not paid, and that until 2014, Caldera actually still had retained access to the Marjan Mining Company bank account which had only approximately US$100.00 in it when Global Gold resumed control. (Tr. 28-33). Mr. Boghossian further testified as to the potential liabilities that could be created considering that the original seal and other property and records were not returned in order.

The monetary award set out in Section 2 above generally covering Caldera's non-compliance with orders to turn over property, books and records covers the

same subject matter as this claim for damages so no further monetary damages will be awarded on these liabilities. However, that relief is supplemented by an order that Global Gold and its subsidiaries including the Marjan Mining Company be held harmless and indemnified (including for any attorneys' fees) from any private or other claims or liabilities during the time Caldera controlled the Marjan Mine and the Marjan Mining Company. In addition, considering that Global Gold had to obtain a duplicate seal, Global Gold shall not be responsible for any claims or liabilities authorized with the seal that Bill Mavridis admittedly has held in his personal possession since 2012 and Global Gold also will be held harmless and indemnified (including for any attorneys' fees) for any such claims or liabilities, regardless of the date stated on any document with the original seal.

f. Additional Breach of Contract, Duty of Good Faith, and Tort Damages for Caldera's and Biomine LLC's Acts in Armenia Related to Marjan

In separate legal proceedings which were the subject of the first phase of this arbitration, the Armenian trial court, Court of Appeals and Court of Cassation found that Caldera had taken control of the Marjan Mining Company in violation of law and reversed that registration. The Final Partial Award and this proceeding are not providing further remedies for the actions considered by the Armenian courts. On October 18, 2011, however, Caldera announced that its "Armenian

subsidiary Biomine, LLC" received a license valid until October 14, 2016 for a 19 square kilometer area adjacent to Marjan, which Caldera referred to as "Marjan West." (Ex. 442). Caldera claimed that Marjan West was not subject to the JV Agreement. Bill Mavridis testified that Biomine was a Caldera subsidiary during the first phase of this arbitration, and Caldera's Canadian securities reports publicly available on the SEDAR system show that Biomine is a 91% owned Caldera subsidiary.

When Global Gold resumed control of the Marjan property, however, it learned that Caldera's/Biomine's license overlapped with the Marjan property by approximately 5.8 hectares. (Ex. 443, Tr. 42-47). Caldera and Biomine did not withdraw from the overlapping area which clearly contradicted their obligations under the contracts, violated its obligations, tortiously interfered with Global Gold's legitimate rights, and violated Paragraph (1) of the Partial Final Award requiring the entire Marjan property to revert to Global Gold, damaging Global Gold's ability to develop the Marjan property. (Tr. 42-47). In its pre-hearing memorandum, Global Gold claimed that the amount of losses it suffered since 2012 from payments made and liabilities incurred while Caldera and Biomine maintained the overlapping area was US$335,674.00, which Caldera did not contest. In addition, Global Gold claimed US$631,671.00 in damages due to the interference of Caldera and specifically Bill Mavridis with issuance of permits,

operations, and contracts which blocked development. Caldera also did not dispute this amount. Based on the evidence submitted, I find the amount of US$967,345.00 (US$335,674.00 plus US$631,671.00) to be fair and reasonable and so award that amount to Global Gold. I further order that Caldera relinquish the portions of the Marjan West license which overlap or in any way impinge on the Marjan property license area.

g. Damages for Defamation and Tortious Interference with Business and Contractual Relations

Global Gold has claimed damages for defamation against it and its principals, Caldera's piggybacking on the Global Gold stock trading symbol GBGD, interference with Global Gold's employees and contractors, false allegations to governmental and regulatory authorities and numerous other acts. The actions by Caldera and Bill Mavridis are too many to recount here as they are so voluminous (constituting hundreds of pages) and covered an unusually broad range of defamatory activities from false allegations to the purchaser of Global Gold's mining concentrate that the product had no gold content, to fabricating criminal charges, subverting Global Gold employees, conspiring with adversaries of Global Gold to avoid making payments and otherwise harm Global Gold, and repeatedly publishing malicious false information about not only the Global Gold company, but its officers, directors, shareholders, contractors, and even one of its

regulators who was accused of corruption with no evidence whatsoever. (Exs. 417-441, 448, and 450, Tr. 47-81, 83-101, and 114-131.) Exhibit 436 alone is an index of over 130 web links to defamatory postings by Caldera and Bill Mavridis, and Exhibit 422 is a voluminous printout of the Caldera website clearly showing the overlap between the Caldera site and other sites controlled by Bill Mavridis.

In the evidence of defamation submitted on the record, Caldera and Bill Mavridis accuse Global Gold and associated individuals[1] of fraud, embezzlement, holding illegal licenses, material misrepresentations, SEC violations, corruption, being swindlers, engaging in shell games, concealing tax liabilities, money laundering, breaches of fiduciary duties, fraudulent transfers to personal bank accounts, misappropriation of funds, being sued per a purported Dorsey and Whitney complaint, self-dealing, extortion, conducting false prosecutions, ethics code violations, breaches of injunctions, overstating mining volumes, selling material with no gold content, criminal activity being investigated by numerous agencies, pump and dump stock trading, stock manipulation, being liars, and far more. These accusations are not grounded in reality, and no defense was offered despite advance notice and fair opportunity to do so. The overwhelming volume of false and defamatory statements in the exhibits referenced above and admitted into

[1] These publications have defamed the following: Van Krikorian, Jan Dulman, Ashot Boghossian, the members of the Global Gold Board (including Ian Hague, Harry Gilmore, Drury Gallagher, Lester Caesar, Nicholas Aynilian), Firebird Management, Brian Cousin, Hrayr Ghoukassian, the RBSM accounting firm, Koriyun Hagopian, the RAKE firm, and others named in the admitted exhibits.

evidence are too great to be included in this Final Award.

In New York, the elements of a defamation claim are a false statement, published to a third party without privilege or authorization, with fault amounting to at least negligence, that caused special harm or constitutes defamation per se. *Dillon v. City of New York*, 261 A.D. 2d 34 (N.Y.A.D. 1 Dept. 1999). Categories of defamation per se include charging a person with a serious crime, and statements which tend to injure another in his trade, business or profession. *Liberman v Gelstein,* 80 NY3d 429 (2003). I find that Global Gold and the named targets in the relevant exhibits meet all of these elements, and that the publications include defamation per se. I further find that they were published with malice and in bad faith.

In the discovery requests which I ordered and Caldera side failed to respect, Global Gold requested "any documents substantiating the charges Caldera and Mr. Mavridis have made against Global Gold and related individuals as well any documents related to defenses Caldera or Mr. Mavridis may be offering at the evidentiary hearing" along "with communications Caldera and/or Mr. Mavridis has had with third parties concerning Global Gold its officers, agents, directors and business." This contempt, along with the refusal of Bill Mavridis to testify under oath, even when accommodations were made for him to do so remotely from Canada, constitutes admissions of guilt. Moreover, the evidence showed that

Caldera and Bill Mavridis were acting with spiteful intent by publishing defamatory materials through the course of the arbitration in an attempt to create leverage for their own commercial advantage to harm the Global Gold side and acquire its mining assets at reduced prices. (Exs. 413 and 414). I have observed the demeanor of the parties and find that Caldera acted with actual personal malice toward Global Gold and its representatives, to the extent that a security guard had to be in the hearing room at several points during the hearings. While, some of the publications such as those making complaints to the SEC, PCAOB and other regulators purport to be in the public service, I find that they were issued maliciously to gain improper personal and business advantages, and without any regard to the truth.

Further, the undisputed evidence showed that there is no difference between what Caldera published on its website, www.calderaresources.com and what Bill Mavridis published on his personal and other websites including the www.gbgd-armenia-mining-blogspot.com site and the www.protestgbgd.com site. While in some instances he claimed to be acting as a whistleblower and in others as a goodwill ambassador of an Armenian environmental organization, he was in fact acting in his and Caldera's own commercial and personal interests and in bad faith. Caldera's unauthorized use of the Global Gold trading symbol in internet addresses, search terms and other places was improper and designed to more

broadly spread defamatory material. The scope of these defamatory attacks truly is too great to recount in detail here.

Instead of defending the substance of those publications, Caldera and Bill Mavridis seem to believe that their removing them from the Caldera website days before the September 10, 2014 evidentiary hearing and posting them only on non-Caldera sites which Bill Mavridis controls would avoid all liability. Yet the parties including Bill Mavridis agreed that this arbitration has wide equitable powers, so such a facile avoidance of liability is not possible.

In its pre-hearing memorandum and at the evidentiary hearing, Global Gold claimed US$3 million in compensatory damages from the defamatory attacks (referring to the decreases in its stock prices after the attacks began as a guide), requested broad injunctive relief that all publications in the exhibits referenced be removed and their substance not be republished, asked for authority to contact internet service providers, search engine firms, social media sites, stock discussions board (including but not limited to Google, Yahoo, Facebook, Twitter, Stockhouse, Investor's Hub and Bing) to remove the material as defamatory, and requested exemplary damages.[2] There was no objection from Caldera, and I find this relief to be fair and equitable in the circumstances and, so order it.

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[2] Global Gold specifically asked that this (as well as other relief) be made binding on Bill Mavridis personally as well as Caldera, which has been represented as defunct, and I will address the personal liability matter further below.

With respect to exemplary or punitive damages, I further find that Global Gold is entitled to recover such damages as the scope and maliciousness of the defamatory campaigns shock the conscience. Considering that Caldera raised approximately US$5 million based on its involvement in the Marjan project, I find that an award of US$1 million is appropriate as punitive damages in addition to the US$3 million as compensatory damages. I further find that a penalty of US$1,000.00 per day is appropriate for every day following the issuance of this Final Award that the defamatory materials in the exhibits referenced above remain posted on the internet or published in any other format, in their current forms or in any other variation reflecting similar substance.

7. Sanctions for Publishing Confidential Information

On August 29, 2014, Global Gold requested sanctions based on the following behavior. On August 28, 2014, Global Gold was trying to send an email to one of its directors, Ian Hague, its CFO Jan Dulman, and another director and Treasurer, Drury Gallagher, but the automatic feature in the email system typed in the email address for Info@Calderaresources.com instead of Ian Hague's email address and the email was mistakenly sent. The email was plainly marked confidential and was immediately recalled, but it nevertheless went to the Info@Calderaresources.com email. Bill Mavridis deleted the "confidential"

marking and published it on the Caldera website, along with further defamatory material based. (Ex 447, Tr. 74-75, 134-137). The same postings went on Bill Mavridis's other websites and once the Caldera site was taken down, Bill Mavridis maintained the defamatory postings elsewhere on the internet. Publication of the confidential email is a violation of the parties' Confidentiality Agreement and Order which I signed in this case on July 7, 2014 after Mr. Pion entered his appearance and it is also a violation of the prior Confidentiality Stipulation and Order signed by Caldera's prior counsel and Bill Mavridis himself.

In August 2014, Mr. Pion and Caldera represented that Bill Mavridis had terminated all ties with Caldera and provided a UPS store P.O. Box as the address for Caldera, without providing an email contact. These representations are plainly belied by this incident and it is clear that Bill Mavridis continues to use the info@calderaresources.com email and continues to exercise control over Caldera.

This was not the first or only time which Caldera and Bill Mavridis publicized confidential information to harm Global Gold (Ex. 420), and despite my September 2, 2014 admonition that the materials shared in error are covered by the Confidentiality Order which must be respected, Caldera and Bill Mavridis specifically continued to publicize the confidential information. In accordance with the same Confidentiality Order, Global Gold requested the return or certified destruction of "confidential" and "attorneys eyes only" information, but neither

Mr. Pion nor Bill Mavridis has complied with that request.

In these circumstances, I order that all publications and sharing of confidential and attorney eyes only documents be removed from the internet, that their substance not be republished, and I grant Global Gold and its attorneys authority to contact internet service providers, search engine firms, social media sites, and any other vehicles for distribution of information (including but not limited to Google, Yahoo, Facebook, Twitter, and Bing) to remove the material. I further order a penalty of US$100.00 per day for every day that Caldera remains in violation of the Confidentiality Stipulation and Order. Since that Order required precautions before sharing the information with third parties, I further order full disclosure of all emails and other communications with third parties that the information was shared with or discussed, subject to the same US$100.00 per day penalty for each day of non-compliance after issuance of this Final Award.

8. Personal Liability of Vasilios (Bill) Mavridis

Bill Mavridis was the President of Caldera for all relevant periods in dealing with Global Gold until just after the Partial Final Award was issued, when he became a consultant and then resumed his presidency in November 2012 as the entire prior board of directors resigned. On April 30, 2013, Caldera announced that the two new directors of Caldera resigned along with the chief financial officer

and audit firm, leaving Bill Mavridis as the sole officer, director, employee, and controlling person of Caldera. (Ex 415). As noted previously, in April 2013, Bill Mavridis also assumed the sole representation of Caldera in this arbitration, and he executed the Confidentiality Stipulation and Order agreed to in the first phase of the arbitration. As noted in Section 7 above, it is also clear that despite his announced resignation and replacement, Bill Mavridis continues to exercise control over Caldera.

Notwithstanding all of the above, I do not have jurisdiction over Bill Mavridis personally in this arbitration. The arbitration proceeding was commenced by Bill Mavridis. I have considered the claims of and against Caldera, but cannot make findings against Bill Mavridis' personally.

Global Gold may commence an action against Bill Mavridis personally. However, in view of the fact that Bill Mavridis did not sign any arbitration agreement with Global Gold in his personal capacity, I cannot grant relief against him personally.

I have granted substantial relief against Caldera in this decision, both monetary relief and relief directing that Caldera does some actions, etc. To the extent that there is any person in control of Caldera, that person is required to have Caldera comply with those directions.

AWARD

For all the reasons set forth above, I hereby make a Final Award in the following paragraphs corresponding to the numbered sections above as follows:

(1) Caldera Resources, Inc. shall:

a. Turn over to Global Gold at its offices in Rye, New York all books, records, contracts, communications, and property related in any way to the Marjan property in Armenian and the Marjan Mining Company, including specifically the Armenian Marjan Mining Company seal and shall pay Global Gold US$50,000.00 plus US$250.00 per day for every day following issuance of this Final Award that such materials are not delivered; and

b. Turn over to Global Gold at its offices in Rye, New York communications Caldera and/or Mr. Mavridis has had with third parties concerning Global Gold its officers, agents, directors and business, any documents substantiating the charges Caldera and Mr. Mavridis have made against Global Gold and related individuals as well any documents related to defenses Caldera or Mr. Mavridis may have, without limitation, the following shall also be turned over to Global Gold: all direct and indirect (for example through a translator or agent) communications with the following

individuals and organizations: Azat Vartanian, Petros Vartanian, Kahchik Eloyan, Joseph Borkowski, Jeffrey Marvin, Brett Boynton, Prem Premraj, Industrial Minerals, Signature Gold, Rasia FZE, Johan Ulander, Ecolur, Don LaGuardia, Dorsey and Whitney, Tom Prutzman, Vardan Ayvazian, Stockhouse, Investor's Hub, shareholders of Global Gold, and any governmental or regulatory authorities-- Caldera Resources, Inc. shall pay Global Gold US$100.00 per day for every day following issuance of this Final Award that such materials are not delivered;

(2) Caldera Resources, Inc. shall issue a press release correcting the April 30, 2013 Caldera release (approved in advance by Global Gold) and issued to wire service for international release stating that the original release is retracted with all property books and records (including all exploration data) related to the Marjan property transferred to Global Gold and that neither Caldera nor its successors retain rights to the Marjan mine in Armenia and shall pay Global Gold US$50,000.00 plus US$100.00 per day for every day following issuance of this Final Award that such correcting release is not issued;

(3) Caldera Resources, Inc. did not spend the minimum US$1 million threshold necessary to be eligible for an NSR Royalty interest and,

therefore, Caldera Resources, Inc. has no NSR Royalty or any other interest in the Marjan property; any claim to the NSR Royality by Caldera, is dismissed.

(4) The US$150,000.00, which Caldera Resources, Inc. paid to Global Gold, was not pursuant to the JV Agreement (which did not become effective) but pursuant to the December 2009 Agreement. Therefore, Global Gold is not obligated to repay such sum to Caldera;

(5) Unless indicated otherwise below, Caldera shall pay Global Gold:

a. US$115,000.00 plus interest for Caldera's failure to turn over the 500,000 shares of stock in 2010;

b. US$3,174,209.00 plus interest for Caldera's failure to make payments to Global Gold;

c. US$577,174.00 for legacy governmental liabilities concerning the Marjan property and shall indemnify and hold Global Gold harmless (including attorney fees) from any governmental claims or liabilities associated with the time it controlled the seal of the Marjan Mining Company;

d. Since Caldera has no NSR Royalty or other rights in the Marjan property, no further monetary award to Global Gold is made

specifically on the claim for damages based on unilateral acts and expenditures;

e. Caldera shall indemnify and hold Global Gold harmless (including attorneys' fees) form any private or non-governmental claims or liabilities during associated with the time they control the seal of the Marjan Mining Company;

f. US$967,345.00 plus interest for their violation of Paragraph (1) of the Partial Final Award and interference in Global Gold's development of the Marjan property and shall relinquish the portions of the Marjan West license which overlap or in any way impinge on the Marjan property license area; and

g. Caldera is liable for defamation and tortious interference with contractual and business relations with regard to Global Gold and its related personnel and so shall (i) pay Global Gold US$3 million in compensatory damages plus interest, (ii) pay Global Gold US$1 million in punitive or exemplary damages plus interest, (iii) remove all the materials and websites controlled in any way by them which were admitted as exhibits on defamatory publications in this case from the internet and other locations, (iv) remove and be permanently enjoined from using Global Gold's trading symbol

without permission; (v) not share those materials with others or arrange to have them posted anonymously or otherwise; (vi) independently, I grant Global Gold and those who have been named by Caldera and Bill Mavridis in the admitted exhibits on defamatory publications as well as their attorneys the authority to contact internet service providers, search engine firms, social media sites, stock discussions board (including but not limited to Google, Yahoo, Facebook, Twitter, Stockhouse, Investor's Hub and Bing) to use this Final Award to remove the material as defamatory.

(6) For the breaches of the Confidentiality Stipulations and Orders in this case, I order that all publications of "confidential" or attorneys' eyes only material be removed from the internet and any other locations and that their substance not be republished and I grant Global Gold and its attorneys the authority to contact internet service providers, search engine firms, social media sites, stock discussions board (including but not limited to Google, Yahoo, Facebook, Twitter, Stockhouse, Investor's Hub and Bing) to use this Final Award to remove the material -- Caldera shall pay Global Gold for US$100.00 per day every day that persons associated with Caldera remain in

violation of the Confidentiality Stipulation and Order following the issuance of this Final Award including for each day until full disclosure of all emails and other communications with third parties that the information was shared with or discussed.

(7) Caldera shall pay Global Gold the sum of US$1,822,416.76 plus interest at 9% from April 30, 2014 in compensation for Global Gold's attorney fees and costs.

(8) The administrative fees and expenses of the International Centre for Dispute Resolution ("ICDR"), totaling US$26,650.00, as well as the compensation and the expenses of the Arbitrator, totaling US$153,975.55, shall be borne entirely by Caldera. Therefore, Caldera shall reimburse Global Gold the sum of US$88,269.35, representing that portion of said fees, compensation and expenses previously incurred by Global Gold.

(9) Awards of interest herein shall be calculated at 9% starting from the day this Final Award is issued. Injunctive and other relief awarded here may be enforced in any court in accordance with the Federal Arbitration Act or the New York Convention of 1958 on the Recognition and Enforcement of the Foreign Arbitral Awards.

(10) Any claim or counterclaim not specifically addressed herein is hereby denied.

I hereby certify that for purposes of Article I of the New York Convention of 1958 on the Recognition and Enforcement of the Foreign Arbitral Awards and for purposes of the Federal Arbitration Act that this Final Award has been made in New York, New York, U.S.A. effective on November 10, 2014.

Dated: November 10, 2014

Herman Cahn, Arbitrator

State of New York)
) SS:
County of New York)

I, Herman Cahn, do hereby affirm upon my oath as Arbitrator that I am the individual described herein and who executed this instrument which is my Final Award.

Nov. 10, 2014
Date

Herman Cahn

State of New York)
) SS:
County of New York)

On this 10th day of November 2014, before me personally came and appeared Herman Cahn, to me known and known to me to be the individual herein described and who executed the foregoing Final Award instrument and he acknowledged to me that he executed the same.

Jillaine Gill
Notary Public

JILLAINE GILL
NOTARY PUBLIC-STATE OF NEW YORK
No. 01GI6205041
Qualified in Kings County
My Commission Expires May 04, 2017